Virtu Americas LLC

Statement of Financial Condition

And Report of Independent Registered Public Accounting Firm
December 31, 2021

Virtu Americas LLC
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Member of Virtu Americas LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Virtu Americas LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2022

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000 (Rightfax), www.pwc.com/us

Virtu Americas LLC
Statement of Financial Condition
December 31, 2021

(in thousands)

Assets		
Cash and cash equivalents	$	661,459
Cash segregated under federal and other regulations		48,798
Trading assets, at fair value		
Financial instruments owned		2,916,385
Financial instruments owned and pledged		1,017,960
Securities borrowed		1,348,462
Securities purchased under agreements to resell		119,453
Receivables from brokers, dealers and clearing organizations		763,519
Receivable from customers		74,780
Goodwill and intangible assets, less accumulated amortization of $87,000		12,993
Operating lease right-of-use assets		13,738
Other assets		57,572
Total assets		7,035,119

Liabilities and Member's Equity		
Liabilities		
Trading liabilities, at fair value		
Financial instruments sold, not yet purchased		3,320,890
Securities loaned		1,142,048
Securities sold under agreements to repurchase		514,325
Short term borrowings, net		56,454
Payables to brokers, dealers and clearing organizations		468,442
Payable to affiliates		158,019
Payable to customers		32,117
Operating lease liabilities		13,847
Accounts payable and accrued expenses and other liabilities		84,638
Total liabilities		5,790,780
Subordinated borrowings		250,000
Member's equity		994,339
Total liabilities and member's equity	$	7,035,119

The accompanying notes are an integral part of these financial statements.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

1. Organization and Description of the Business

Virtu Americas LLC (the "Company") is a single member limited liability company organized in the state of Delaware. The Company's member is Virtu Strategic Holdings LLC. The Company's ultimate parent is Virtu Financial, Inc. ("VFI"). VFI is the managing member of Virtu Financial LLC ("Virtu"), and operates and controls all of the businesses and affairs of Virtu Financial LLC and, through Virtu Financial LLC and its subsidiaries, continues to conduct the business conducted by such subsidiaries.

The Company is a broker-dealer registered with the U.S. Securities Exchange Commission ("SEC"). The Company is a clearing member of principal stock exchanges in the United States, including the New York Stock Exchange ("NYSE") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust & Clearing Corporation, the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation, and the Municipal Securities Rulemaking Board ("MSRB"). The Company's designated examining authority is FINRA.

The Company's operating activities consist of the following:

Market Making

Market making principally consists of market making in domestic equities, options, exchange traded funds ("ETFs") and fixed income securities. As a market maker, the Company commits capital on a principal basis by offering to buy securities from, or sell securities to, broker dealers, banks and institutions. The Company engages in principal trading in market making direct-to-clients as well as in a supplemental capacity on exchanges, electronic communications networks ("ECNs") and alternative trading systems ("ATSs"). The Company is an active participant on all major domestic equity exchanges. As a complement to electronic market making, the Company's cash trading business handles specialized orders and also transacts on the OTC Bulletin Board marketplaces operated by OTC Markets Group Inc.

Execution Services

Execution services comprises agency-based trading and trading venues, offering trading in domestic equities and fixed income securities to institutions, banks and broker dealers. The Company earns commissions as an agent on behalf of clients as well as between principals to transactions; in addition, the Company will commit capital on behalf of clients as needed. Agency-based, execution-only trading within execution services is done primarily through a variety of access points including: (i) algorithmic trading and order routing in equities and options; (ii) institutional sales traders executing program, block and riskless principal trades in equities and ETFs; and (iii) an ATS for equities.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The Company's Statement of Financial Condition are prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions regarding measurements including the fair value of trading assets and liabilities, goodwill and intangibles, capitalized software, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results may differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts, which are payable on demand and short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy.

Cash Segregated Under Federal or Other Regulations

The Company maintains custody of customer funds and is obligated by rules and regulations mandated by the SEC to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. Included in Cash segregated under federal and other regulations were funds which have been segregated in special reserve accounts for the exclusive benefit of customers ("Special Reserve Bank Account") and special reserve accounts for the exclusive benefit of proprietary accounts of broker dealers ("PAB") under SEC Rule 15c3-3. The amounts recognized as Cash segregated under federal and other regulations approximate fair value.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Securities Borrowed and Securities Loaned

The Company conducts securities borrowing and lending activities with external counterparties and affiliates. In connection with these transactions, the Company receives or posts collateral, which comprises cash and/or securities. In accordance with substantially all of its stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial cash collateral advanced or received generally approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the fair value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Receivables and payables with the same counterparty are not offset in the Statement of Financial Condition.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

In a repurchase agreement, securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at contract value, plus accrued interest, which approximates fair value. It is the Company's policy that its custodian take possession of the underlying collateral securities with a fair value approximately equal to the principal amount of the repurchase transaction, including accrued interest. For reverse repurchase agreements, the Company typically requires delivery of collateral with a fair value approximately equal to the carrying value of the relevant assets in the Statement of Financial Condition. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions.

The Company does not net securities purchased under agreements to resell transactions with securities sold under agreements to repurchase transactions entered into with the same counterparty. The Company has also entered into bilateral and tri-party term and overnight repurchase and other collateralized financing agreements which bear interest at negotiated rates. The Company receives cash and makes delivery of financial instruments to a custodian who monitors the market value of these instruments on a daily basis. The market value of the instruments delivered must be equal to or in excess of the principal amount loaned under the repurchase agreements plus the agreed upon margin requirement. The custodian may request additional collateral, if appropriate.

Receivables from/Payables to Broker-dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2021, receivables from and payables to broker-dealers and clearing organizations primarily represented amounts due for unsettled trades, open equity in futures transactions, securities failed to deliver or failed to receive, deposits with clearing organizations or exchanges and balances due from or due to prime brokers in relation to the Company's trading. The Company presents its balances, including outstanding principal balances on all credit facilities, on a net-by-counterparty basis within Receivables from and Payables to broker-dealers and clearing organizations when the criteria for offsetting are met.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

In the normal course of business, a significant portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

Financial Instruments Owned Including Those Pledged as Collateral and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and Financial instruments sold, not yet purchased relate to market making and trading activities, and include listed and other equity securities, listed equity options and fixed income securities. The Company records Financial instruments owned and pledged and Financial instruments sold, not yet purchased at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The Company categorizes its financial instruments into a three-level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each financial instrument is based on the assessment of the transparency and reliability of the inputs used in the valuation of such financial instruments at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Transfers in or out of levels are recognized based on the beginning fair value of the period in which they occurred.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Derivative Instruments

Derivative instruments are used for trading purposes, including economic hedges of trading instruments, which are carried at fair value, and include futures, forward contracts, and options. Fair values for exchange-traded derivatives, principally futures, are based on quoted market prices. Fair values for over-the-counter derivative instruments, principally forward contracts, are based on the values of the underlying financial instruments within the contract. The underlying instruments are currencies which are actively traded.

Receivables from and Payables to Customers

Receivables from and Payables to customers arise primarily from securities transactions and include amounts due on receive versus payment ("RVP") or deliver versus payment ("DVP") transactions. Due to their short-term nature, such amounts approximate fair value.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the underlying net tangible and intangible assets of the Company's acquisitions. Goodwill is not amortized but is assessed for impairment on an annual basis and between annual assessments whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is assessed at the reporting unit level, which is defined as an operating segment or one level below the operating segment.

The Company assesses goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. In the annual impairment assessment performed as of October 1, 2021, the Company assessed qualitative factors as described in ASC 350-20 for any indicators that the fair value of the Company was less than its carrying value.

The Company amortizes finite-lived intangible assets over their estimated useful lives. Finite-lived intangible assets are tested for impairment when impairment indicators are present, and if impaired, they are written down to fair value. No such impairment existed during the year ended December 31, 2021.

Leases

The Company determines if an arrangement is a lease at the inception of the arrangement. Operating leases are included in Operating lease right-of-use ("ROU") assets and Operating lease liabilities on the Statements of Financial Condition. Operating lease ROU assets are assets that represent the lessee's right to use, or control the use of, a specified asset for the lease term. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company uses its incremental borrowing rate, based on the information available at the commencement date of the lease, in determining the present value of future payments. The ROU assets are reduced by lease incentives and initial direct costs incurred. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease

expense for operating leases and amortization of the finance lease ROU asset is recognized on a straight-line basis over the lease term.

Other Assets

Property, Equipment, and Leasehold Improvements

Property and equipment are carried at cost, less accumulated depreciation, within Other assets on the Statement of Financial Condition. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable.

Capitalized Software

The Company capitalizes costs of materials, consultants, and payroll and payroll related costs for employees incurred in developing internal-use software.

Management's judgment is required in determining the point at which various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs, and in determining the estimated useful lives over which the costs are amortized.

Capitalized software development costs and related accumulated amortization are included in Other assets in the accompanying Statement of Financial Condition.

Exchange Memberships and Stock

Exchange memberships and stock are recorded at cost or, if any other than temporary impairment in value has occurred, at a value that reflects management's estimate of fair value. The Company's exchange memberships are included in Goodwill and intangible assets in the Statement of Financial Condition. The Company's exchange stock is included within Other assets on the Statement of Financial Condition.

Accounting Pronouncements, Not Yet Adopted

Reference Rate Reform - In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which is designed to ease the potential burden in accounting for the transition away from LIBOR. The ASU applies to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued and replaced with alternative reference rates as a result of reference rate reform. The ASU provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The ASU is effective for VAL as of March 12, 2020 through December 31, 2022. The Company is evaluating the impact of the ASU, but does not expect it to have a material impact on its Financial Statements and related disclosures.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Convertible Instruments - In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40). The ASU simplifies accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity's own equity and updates selected EPS guidance. The ASU is effective for periods beginning after December 15, 2021. The Company is currently evaluating the impact of the new standard on its Financial Statements and related disclosures.

3. Goodwill and Intangible Assets

Goodwill and Intangible assets with indefinite lives are assessed for impairment annually or when events indicate that the amounts may be impaired. The Company assesses goodwill for impairment at the reporting unit level. The Company's reporting unit is the component of its business unit for which discrete financial information is available and is regularly reviewed by the Company's management.

Intangible assets are assessed for recoverability when events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. The Company assesses intangible assets for impairment at the "asset group" level which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. As part of the assessment for impairment, the Company considers the cash flows of the respective asset group and assesses the fair value of the respective asset group.

On October 1, 2021, the Company assessed the impairment of goodwill as part of its annual qualitative assessment as described in ASC 350-20-35. Based on its analysis, the Company concluded that the goodwill recorded was not impaired. At December 31, 2021, goodwill of $11.8 million is recorded within Goodwill and intangible assets, net on the Statement of Financial Condition.

The Company has indefinite-lived intangible assets related to trading rights. The balance of these trading rights at December 31, 2021 was $1.2 million.

Intangible assets with finite useful lives are amortized over their estimated useful lives, the majority of which have been determined to range from three to ten years. All of the Company's intangible assets with finite useful lives were fully amortized at December 31, 2021.

Virtu Americas LLC
Notes to Financial Statements
December 31, 2021

The following table summarizes the Company's intangible assets, net of accumulated amortization by type as of December 31, 2021 (in thousands):

Trading rights (1)	Gross carrying amount	$	1,233
	Accumulated amortization		—
	Net carrying amount		1,233
Technology (2)	Gross carrying amount		87,000
	Accumulated amortization		(87,000)
	Net carrying amount		—
Total	Gross carrying amount		88,233
	Accumulated amortization		(87,000)
	Net carrying amount	$	1,233

(1) Trading rights provide the Company with the right to trade on certain exchanges and have been determined to have indefinite lives.
(2) Assets were fully amortized as of December 31, 2021.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations at December 31, 2021 consist of the following (in thousands):

Assets

Unsettled trades	$	164,195
Securities failed to deliver		192,308
Due from prime brokers		263,403
Deposits with clearing organizations		120,666
Commissions and fees		15,693
Net equity with futures commissions merchants		7,254
Total Receivables from brokers, dealers and clearing organizations		763,519

Liabilities

Due to prime brokers		423,062
Net equity with futures commissions merchants		9
Securities failed to receive		43,810
Commissions and fees		1,561
Total Payables to brokers, dealers and clearing organizations	$	468,442

Virtu Americas LLC

Notes to Statement of Financial Condition
December 31, 2021

5. Collateralized Transactions

The Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties or clearing organizations to cover short positions. At December 31, 2021, substantially all of the securities received as collateral have been repledged. The fair value of the collateralized transactions at December 31, 2021 are summarized as the follows:

(in thousands)

Securities received as collateral:

Securities borrowed	$	1,298,411
Securities purchased under agreements to resell		119,453
	$	1,417,864

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements. Financial instruments owned and pledged, where the counterparty has the right to repledge, at December 31, 2021 consisted of the following:

(in thousands)

Equities	$	1,012,569
Exchange traded notes		5,391
	$	1,017,960

6. Financial Instruments with Off-Balance Sheet Risk

Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its securities activities, the Company may be required to pledge securities as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities of the Company. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro-rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

Currency Risk

Though predominantly invested in U.S. dollar-denominated financial instruments, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

Market Risk

The Company is exposed to market risks that arise from equity price risk, foreign currency exchange rate fluctuations and changes in commodity prices. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to the period end.

Off Balance Sheet Financial Instruments

The Company enters into various transactions involving derivative instruments and other off balance sheet financial instruments, including futures. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent upon the value of the underlying derivative instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

7. Borrowings

Uncommitted Facility

The Company is a party to two secured credit facilities with a financial institution to finance overnight securities positions purchased as part of its ordinary course broker-dealer market making activities. One of the

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

facilities (the "Uncommitted Facility") is provided on an uncommitted basis with an aggregate borrowing limit of $400 million, and is collateralized by the trading and deposit account the Company's maintained at the financial institution.

At December 31, 2021, the Company had $58 million outstanding under the Uncommitted Facility, which is included in Short term borrowings on the Statement of Financial Condition.

Committed Facility

On November 3, 2017, the Company and two affiliates, as borrowers, and Virtu, as guarantor, entered into a credit facility (the "Committed Facility") with a consortium of banks with an aggregated borrowing limit of $500 million. The Committed Facility was subsequently amended and restated on March 1, 2019 to increase the borrowing limit to $600 million and subsequently amended to adjust sublimits and certain other terms, including most recently on July 29, 2020. The Committed Facility consists of two borrowing bases: Borrowing Base A loan is to be used to finance the purchase and settlement of securities, for which the Company has a sublimit of $600 million; Borrowing Base B loan is to be used to fund margin deposit with the NSCC, for which the Company has a sublimit of $200 million.

Borrowings under Borrowing Base A of the Committed Facility bear interest, at the borrower's option, at a rate based on the greater of (1) federal funds rate, and (2) the LIBOR, plus 1.25%. The interest rate at December 31, 2021 was 3.78% per annum. Following the July 29, 2020 amendment, Borrowing Base B Loans are subject to a sublimit of $200 million and bear interest at the adjusted LIBOR or base rate plus 2.50% per annum. A commitment fee of 0.50% per annum on the average daily unused portion of this facility is payable quarterly in arrears.

At December 31, 2021, the company had no borrowings outstanding under the Committed Facility.

In connection with the Committed Facility, the Company has incurred debt issuance costs which are amortized over the term of the Committed Facility. As of December 31, 2021, the unamortized balance of these costs is $1.5 million and is netted within Short term borrowings on the Statement of Financial Condition.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

8. Financial Assets and Liabilities

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly; or

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The fair value of equities, options, on the run U.S. government obligations and exchange traded notes is estimated using recently executed transactions and market price quotations in active markets and are categorized as Level 1, with the exception of inactively traded equities and certain financial instruments noted in the next paragraph, which are categorized as Level 2. The Company's corporate bonds, derivative contracts and other U.S. and non-U.S. government obligations have been categorized as Level 2. Fair value of the Company's derivative contracts is based on the indicative prices obtained from a variety of banks and broker dealers, as well as management's own analysis. The indicative prices have been independently validated through the Company's risk management systems, which are designed to check prices with information independently obtained from exchanges and venues where such financial instruments are listed or to compare prices of similar instruments with similar maturities for listed financial futures in foreign exchange.

There were no reclassifications or transfers of financial instruments between levels during the year ended December 31, 2021.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Fair value measurements for those items measured on a recurring basis are summarized below as of December 31, 2021 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party Netting	Total Fair Value
Assets					
Financial instruments owned, at fair value:					
Equities	$ 410,053	$ 1,540,654	$ —	—	$ 1,950,707
Corporate debt	—	598,911	—	—	598,911
U.S. government and Non-U.S. government obligations	337,350	18,519	—	—	355,869
Exchange traded notes	10	2,459		—	2,469
Currency forwards	—	2	—	(2)	—
Options	8,429	—	—	—	8,429
	755,842	2,160,545	—	(2)	2,916,385
Financial instruments owned and pledged as collateral, at fair value:					
Equities	670,277	342,292	—	—	1,012,569
Exchange traded notes	—	5,391	—	—	5,391
	670,277	347,683	—	—	1,017,960
Liabilities					
Financial instruments sold, not yet purchased:					
Equities	1,375,572	724,680	—	—	2,100,252
Corporate debt	—	851,871	—	—	851,871
U.S. government and Non-U.S. government obligations	330,765	9,955	—	—	340,720
Exchange traded notes	—	22,962	—	—	22,962
Currency forwards	—	2	—	(2)	—
Options	5,085	—	—	—	5,085
Total Financial instruments sold, not yet purchased, at fair value	$ 1,711,422	$ 1,609,470	$ —	(2)	$ 3,320,890

Excluded from the fair value table above and the offsetting table below is net unsettled fair value on short futures contracts in the amount of $(1.2) million, which is included within Payables to broker-dealers and clearing organizations as of December 31, 2021 and would be categorized as Level 1. See Footnote 9: *Derivative Financial Instruments* for additional disclosures related to futures.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the Statement of Financial Condition. The table below excludes non-financial assets and liabilities. The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 and Level 2 approximates fair value due to the relatively short term nature of the underlying assets (in thousands):

	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Cash and cash equivalents	$ 661,459	$ 661,459	$ 661,459	$ —	$ —
Cash segregated under federal and other regulations	48,798	48,798	48,798	—	—
Securities borrowed	1,348,462	1,348,462	—	1,348,462	—
Securities purchased under agreements to resell	119,453	119,453	—	119,453	—
Receivables from brokers, dealers and clearing organizations	763,519	763,519	—	763,519	—
Receivable from customers	74,780	74,780	—	74,780	—
Other assets (1)	958	958	—	958	—
Total Assets	3,017,429	3,017,429	710,257	2,307,172	—
Liabilities					
Securities Loaned	1,142,048	1,142,048	—	1,142,048	—
Securities sold under agreements to repurchase	514,325	514,325	—	514,325	—
Short term borrowings	56,454	58,000	—	58,000	—
Payables to brokers, dealers and clearing organizations (2)	468,442	468,442	—	468,442	—
Payable to customers	32,117	32,117	—	32,117	—
Other liabilities (3)	173	173	—	173	—
Total Liabilities	$ 2,213,559	$ 2,215,105	$ —	$ 2,215,105	$ —

(1) Includes cash collateral and deposits, and interest and dividends receivables.

(2) Payables to broker-dealers and clearing organizations include interest rate swaps carried at fair value.

(3) Includes deposits, interest and dividends payable.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Offsetting Financial Assets and Liabilities

The Company does not net Securities borrowed and Securities loaned, or Securities purchased under agreements to resell and Securities sold under agreements to repurchase. These financial instruments are presented on a gross basis in the Statement of Financial Condition. In the table below, the amounts of financial instruments owned that are not offset in the Statement of Financial Condition, but could be netted against financial liabilities with specific counterparties under legally enforceable master netting agreements in the event of default, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these financial instruments.

The following table sets forth the gross and net presentation of certain financial assets and financial liabilities as of December 31, 2021 (in thousands):

Description	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Available Collateral	Counterparty Netting	
Assets						
Securities borrowed	$ 1,348,462	$ —	$ 1,348,462	$ (1,298,411)	$ (5,054)	$ 44,997
Securities purchased under agreements to resell	119,453	—	119,453	(119,453)	—	—
Currency Forwards	2	(2)	—	—	—	—
Options	8,429	—	8,429	—	(5,085)	3,344
Total Assets	1,476,346	(2)	1,476,344	(1,417,864)	(10,139)	48,341
Liabilities						
Securities loaned	1,142,048	—	1,142,048	(1,107,688)	(17,272)	17,088
Securities sold under agreements to repurchase	514,325	—	514,325	(514,325)	—	—
Currency Forwards	2	(2)	—	—	—	—
Options	5,085	—	5,085	—	(5,085)	—
Total Liabilities	$ 1,661,460	$ (2)	$ 1,661,458	$ (1,622,013)	$ (22,357)	$ 17,088

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

The following table presents gross obligations for securities lending and securities sold under agreements to repurchase transactions by remaining contractual maturity and the class of collateral pledged (in thousands):

As of December 31, 2021	Open or Overnight	0 - 30 days	31 - 60 days	61 - 90 days	Total
Securities loaned					
Equity securities	$ 1,142,048	$ —	$ —	$ —	$ 1,142,048
Total	1,142,048	—	—	—	1,142,048
Securities sold under agreements to repurchase					
Equity securities	—	140,000	50,000	210,000	400,000
U.S. and Non-U.S. government obligations	114,325	—	—	—	114,325
Total	114,325	140,000	50,000	210,000	514,325

9. Derivative Financial Instruments

The following table summarizes the fair value and notional value of derivative financial instruments held at December 31, 2021 (in thousands):

Asset Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Receivables from brokers, dealers and clearing organizations	$ (298)	$ 152,128
Commodity futures	Receivables from brokers, dealers and clearing organizations	1	17,758
Currency futures	Receivables from brokers, dealers and clearing organizations	117	22,740
Fixed Income Futures	Receivables from brokers, dealers and clearing organizations	147	8,242
Options	Financial instruments owned	8,429	1,028,152
Currency forwards	Financial instruments owned	2	65,240

Liability Derivatives	Financial Statement Location	Fair Value	Notional
Equity futures	Payables to brokers, dealers and clearing organizations	(991)	221,322
Commodity futures	Payables to brokers, dealers and clearing organizations	—	—
Currency futures	Payables to brokers, dealers and clearing organizations	29	4,988
Fixed Income Futures	Payables to brokers, dealers and clearing organizations	(201)	113,921
Options	Financial instruments sold, not yet purchased	5,085	1,028,730
Currency forwards	Financial instruments sold, not yet purchased	2	65,239

Amounts included in Receivables from and Payables to broker-dealers and clearing organizations represent variation margin on long and short futures contracts.

10. Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for U.S. federal, state and local income tax purposes. The Company is included in the income tax returns of Virtu, and

the Company is no longer a party to a tax sharing arrangement. The Company did not have any unrecognized tax benefits at December 31, 2021.

As of December 31, 2021, the Company remains subject to U.S. Federal income tax examinations for the tax years 2014 through 2020. In addition, the Company is subject to state and local income tax examinations in various jurisdictions for the tax years 2014 through 2020. The outcome of these examinations is not yet determinable, however, the Company does not anticipate that any adjustments would result in a material change to its financial condition.

11. Commitments, Contingent Liabilities and Guarantees

Legal and Regulatory Matters

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations and other proceedings. The Company is subject to several of these matters at the present time. Given the inherent difficulty of predicting the outcome of litigation and regulatory matters, particularly in regulatory examinations or investigations or other proceedings in which substantial or indeterminate judgments, settlements, disgorgements, restitution, penalties, injunctions, damages or fines are sought, or where such matters are in the early stages, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred. In addition, there are numerous factors that result in a greater degree of complexity in class-action lawsuits as compared to other types of litigation. There can be no assurance that these legal proceedings will not have a material adverse effect on the Company's results of operations in any future period, and a material judgment, fine or sanction could have a material adverse impact on the Company's financial condition, results of operations and cash flows. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company, although they might be material to the operating results for any particular reporting period. The Company carries directors' and officers' liability insurance coverage and other insurance coverage for potential claims, including securities actions, against the Company and its respective directors and officers.

On November 30, 2020, the Company was named as a defendant in *In re United States Oil Fund, LP Securities Litigation*, No. 20-cv-4740. The consolidated amended complaint was filed in federal district court in New York on behalf of a putative class, and asserts claims against the Company and numerous other financial institutions under Section 11 of the Securities Act of 1933 in connection with trading in United States Oil Fund, LP, a crude oil ETF. The complaint also names the ETF, its sponsor, and related individuals as defendants. The complaint did not specify the amount of alleged damages. Defendants moved to dismiss the consolidated amended complaint on January 29, 2021 and plaintiffs subsequently filed its opposition to the motion on March 30, 2021. The Company believes that the claims are without merit and is defending itself vigorously.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

On August 31, 2021, the Company's ultimate parent company, Virtu Financial, Inc. was named as a defendant in *Alers v. Robinhood Financial, LLC et al* No. 21-cv-61848. The complaint was filed in federal district court in Florida on behalf of a putative class, and asserts claims against Virtu Financial, Inc. and numerous other financial institutions alleging a breach of fiduciary duty by Robinhood and aiding and abetting thereof by virtue of the Company's and the other market making firms' trading and brokerage activity. The complaint did not specify the amount of alleged damages. On December 31, 2021, plaintiffs filed an amended complaint, after which, on January 21, 2022, Robinhood and the market-maker defendants moved to transfer the case to the Northern District of California, or in the alternative, to dismiss the amended complaint. The Company believes that the claims are without merit and is defending itself vigorously.

The Company is subject to extensive oversight under federal and state laws as well as self-regulatory organization ("SRO") rules. Changes in market structure and the need to remain competitive require constant changes to the Company's systems, order routing and order handling procedures. The Company makes these changes while continuously endeavoring to comply with many complex laws and rules. Compliance, surveillance and trading issues common in the securities industry are monitored by, reported to, and/or reviewed in the ordinary course of business by the Company's regulators. As a major order flow execution destination, the Company is named from time to time in, or is asked to respond to a number of regulatory matters brought by U.S. regulators, foreign regulators, SROs, as well as actions brought by private plaintiffs, which arise from its business activities. There has been an increased focus by regulators on Anti-Money Laundering and sanctions compliance by broker-dealers and similar entities, as well as an enhanced interest on suspicious activity reporting and transactions involving microcap securities. In addition, there has been an increased focus by Congress, federal and state regulators, SROs and the media on market structure issues, and in particular, high frequency trading, best execution, internalization, ATS manner of operations, market fragmentation and complexity, colocation, cybersecurity, access to market data feeds and remuneration arrangements, such as payment for order flow and exchange fee structures. The Company has received information requests from various authorities, including the SEC, requesting, among other items, information regarding these market structure matters, to which the Company has responded or is in the process of responding. The Company is currently the subject of various regulatory reviews and investigations by federal, state and foreign regulators and SROs, including the SEC and the Financial Industry Regulatory Authority, Inc. In some instances, these matters may rise to a disciplinary action and/or a civil or administrative action.

Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and management believes that any potential requirement to make payments under these agreements is remote.

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Representations and Warranties

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of significant loss is minimal.

12. Revenue from Contracts with Customers

The Company adopted ASC Topic 606, Revenue from Contracts with Customers in its financial statements by applying the modified retrospective method.

The Company had receivables related to revenues from contracts with customers of $14.0 million as of December 31, 2021.

13. Leases

The Company leases are primarily for corporate office space, data centers, and technology equipment. The leases have remaining terms of 1 year to 3 years, some of which include options to extend the initial term at the Company's discretion. The lease terms used in calculating ROU assets and lease liabilities include the options to extend the initial term when the Company is reasonably certain of exercising the options. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants. In addition to the base rental costs, the Company's lease agreements for corporate office space generally provide for rent escalations resulting from increased assessments for operating expenses, real estate taxes and other charges.

The Company also subleases certain office space and facilities to third parties. The subleases have remaining terms of 1 to 3 years.

As the implied discount rate for most of the Company's leases is not readily determinable, the Company uses its incremental borrowing rate on its secured borrowings in determining the present value of lease payments.

Lease assets and liabilities and weighted average remaining lease term and discount rate are summarized as follows (in thousands):

Virtu Americas LLC
Notes to Statement of Financial Condition
December 31, 2021

Operating leases

Operating lease right-of-use assets	$	13,738
Operating lease liabilities		13,847
Weighted average remaining lease term		2.45 years
Weighted average discount rate		5.55 %

Future minimum lease payments under operating leases with non-cancelable lease terms, as of December 31, 2021, are as follows:

(in thousands)		
2022	$	6,141
2023		6,141
2024		2,559
2025		—
2026		—
2027 and thereafter		—
Total lease payments		14,841
Less imputed interest		(994)
Total lease liability	$	13,847

14. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1.0 million or 2% of aggregate debit items as defined. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At December 31, 2021, the Company had net capital of $536.6 million, which was $535.5 million in excess of its required net capital of $1.2 million.

Virtu Americas LLC

Notes to Statement of Financial Condition
December 31, 2021

Pursuant to NYSE rules, the Company was also required to maintain $1,000,000 of capital in connection with the operation of the Company's DMM business as of December 31, 2021. The required amount is determined under the exchange rules as the greater of (i) $1,000,000 or (ii) $75,000 for every 0.1% of NYSE transaction dollar volume in each of the securities for which the Company is registered as the DMM.

The Company is required to maintain special reserve bank custody accounts for the exclusive benefit of customers and introducing brokers under SEC Rule 15c3-3. As of December 31, 2021, the Company had a balance of $48.8 million in these accounts.

15. Related Party Transactions

The Company incurred fees to related entities (the Parent, the Ultimate Parent, VFH Parent LLC, and Virtu Financial Services LLC, (referred to collectively as the "Providers"). Included in Payable to affiliates on the Statement of Financial Condition is $135.7 million related to these fees.

On a monthly basis, the Company consolidates certain inter-company receivables and payables against an intermediary affiliated holding company to facilitate payment and settlement. At December 31, 2021, the Company had $65.9 million in non-interest bearing receivables from this affiliate which is included within Payable to affiliates on the Statement of Financial Condition.

The Company executed a subordinated borrowing agreement with an affiliate on December 23, 2013 which bears interest at the rate of 6.25% per annum. The agreement contains an automatic renewal provision that extends the stated maturity for an additional year unless the Company or the affiliate elects not to extend such maturity provided written notice is provided by either party within seven months of such maturity. The subordinated borrowings are available in computing capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid.

The Company made $805 million of cash distributions to Virtu for the year ended December 31, 2021. The Company did not receive any capital contributions from Virtu for the year ended December 31, 2021.

16. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through February 23, 2022, the date the Financial Statements were issued and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto.